Exhibit 99.1

NCR EMPLOYEE STOCK PURCHASE PLAN

Amended and Restated Effective January 1, 2017

1. Purpose

The NCR Employee Stock Purchase Plan (“Plan”) provides Eligible Employees with an opportunity to purchase NCR Common Stock through payroll deductions and is intended as an employment incentive and to encourage ownership of NCR Common Stock to enable Eligible Employees to participate in the economic progress of NCR Corporation (“NCR”) during the term of the Plan.

The Company intends to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code.

This Plan was originally effective January 1, 2007. An amendment and restatement of the Plan to be effective on January 1, 2017 was approved by the Committee on January 19, 2016, contingent on approval by the Company’s stockholders at the 2016 annual meeting of stockholders. The Plan was then approved by the Company’s stockholders at the 2016 annual meeting of stockholders, to be effective January 1, 2017. The Global Sub-Plan attached as Appendix A to the Plan was approved by the Company effective January 1, 2017.

2. Definitions

2.1    “Affiliate” means any person that directly, or through one or more intermediaries, controls, or is controlled by, or under common control with, the Company.

2.2    “Board of Directors” means the Board of Directors of the Company.

2.3    “Code” means the Internal Revenue Code of 1986, as amended.

2.4    “Company” means NCR Corporation, a Maryland corporation.

2.5     “Compensation” means the total cash amount received by a Participant from the Company or a Subsidiary as salary, wages, bonus or other remuneration including: (i) overseas premium pay, (ii) appropriate commission or other earnings by sales personnel, (iii) overtime pay, (iv) payments for cost-of-living increases, and (v) sick pay, but excluding contributions of the Company or a Subsidiary to an employee benefit plan thereof.

2.6     “Compensation Committee” means the Compensation and Human Resource Committee of the Board of Directors.

2.7     “Continuous Service” means the length of time an Employee has been in the continuous employ of the Company and/or a Subsidiary and/or an Affiliate.

2.8    “Designated Subsidiary” means a Subsidiary which shall have been designated by the Chief Executive Officer of the Company or the Plan Administrator to participate in the Plan; provided that any such designation may be revoked in like manner at any time.

2.9    “Eligible Employees” means only those persons who on an Offering Date: (i) are Employees of the Company or a Designated Subsidiary, and (ii) are not deemed for purposes of Section 423(b)(3) of the Code to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or a Subsidiary or the parent of the Company, if any.

2.10    “Employees” means all persons employed by the Company or a Subsidiary, excluding those persons whose customary employment is 20 hours or less per week and/or whose customary employment is for five months or less in any calendar year. “Employee” does not include leased employees within the meaning of Section 414(n) of the Code, and does not include “payroll service or agency employees” as defined in the following sentence. “Payroll service or agency employee” means an individual: (i) for whom the direct pay or compensation with respect to the performance of services for the Company or any Subsidiary or Affiliate is paid by any outside entity, including but not limited to a payroll service or temporary employment agency rather than by the NCR internal corporate payroll system, or (ii) who is paid directly by the Company or any Subsidiary or Affiliate, but not through an internal corporate payroll system (e.g., through purchase order accounts). The determination whether an individual is a “payroll service or agency employee” shall be made solely according to the method of paying the individual for services, without regard to whether the individual is considered a common law employee of the Company for any other purpose, and such determination will be within the discretionary authority of the Plan Administrator.

2.11    “Exercise Date” means the last New York Stock Exchange trading day of each calendar quarter.

2.12    “Investment Account” has the meaning set forth in Section 12.

2.13    “NCR Common Stock” means shares of common stock, par value $0.01, of NCR.

2.14     “Offering” means the offering of shares of NCR Common Stock to Eligible Employees pursuant to the Plan that occurs on each Offering Date.

2.15    “Offering Date” means the first New York Stock Exchange trading day of each calendar quarter.

2.16    “Participant” means an Eligible Employee who elects to participate in the Plan.

2.17     “Payroll Department” means the department of the Company or a Subsidiary from which a Participant’s Compensation is disbursed.

2.18    “Plan” means this NCR Employee Stock Purchase Plan.

2.19    “Plan Administrator” means the Company’s Senior Vice President, Corporate Services and Chief Human Resources Officer (or in the absence of an individual serving with such title, the highest ranking titled officer with responsibility for the Company’s Human Resources function).

2.20    “Plan Year” means each calendar year.

2.21    “Purchase Period” means the period from an Offering Date to the next succeeding Exercise Date.

2.22    “Recordkeeper” means the third party administrator that maintains records for the Plan.

2.23    “Subsidiary” means any corporation in which the Company, directly or indirectly, owns stock possessing 50% or more of the total combined voting power of all classes of stock.

3. Shares

For the period beginning on or after January 1, 2017, the aggregate number of shares of NCR Common Stock which may be purchased under the Plan shall not exceed a total of ten million (10,000,000) shares newly authorized by the Company’s shareholders in 2016, plus any shares previously authorized by the Company’s shareholders that remain available for issuance under the Plan following the last Exercise Date in 2016. Notwithstanding the foregoing, the aggregate number of shares is subject to adjustment in accordance with Section 20 hereof. Shares issued under the Plan will consist of authorized and unissued shares.

4. Offering

Each Eligible Employee on an Offering Date shall be entitled to purchase, in the manner and on the terms herein provided, shares of NCR Common Stock at the Purchase Price set forth in Section 8 hereof with amounts withheld pursuant to Section 6 hereof during the Purchase Period commencing on such Offering Date.

Anything herein to the contrary notwithstanding, if any person entitled to purchase shares pursuant to any Offering hereunder would be deemed, for the purposes of Section 423 (b)(3) of the Code, to own stock (including any number of shares which such person would be entitled to purchase hereunder and under any other similar plan or stock option plan of the Company, the parent of the Company or any Subsidiary) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, the parent of the Company or a Subsidiary, the maximum number of shares which such person shall be entitled to purchase pursuant to the Plan shall be reduced to that number which, when added to the number of shares of stock of the Company, the parent of the Company or a Subsidiary which such person is so deemed to own (excluding any number of shares which such person would be entitled to purchase hereunder), is one less than such 5% and any balance remaining in such person’s account to purchase shares of NCR Common Stock under this Plan (“Stock Purchase Account”) shall be refunded.

5. Entry Into the Plan; Stock Purchase Agreements

Any Eligible Employee may become a Participant in the Plan by filing a stock purchase agreement prior to the 15th day of the month immediately preceding January 1 or July 1 in each Plan Year or by such other date(s) as may be designated by the Plan Administrator (a “Stock Purchase Agreement”). Once an Eligible Employee has filed a Stock Purchase Agreement and become a Participant in the Plan, he shall remain a Participant until he withdraws from the Plan in accordance with Section 13 hereof, and he shall not be required to file a Stock Purchase Agreement for any succeeding Offering or Plan Year until he withdraws from the Plan.

A Participant may change his level of payroll deduction prior to the 15th of the month immediately preceding January 1 or July 1 in any Plan Year or by such other date(s) as may be designated by the Plan Administrator.

6. Payment for Shares; Payroll Deductions

Except as provided in Section 26, payment for shares of NCR Common Stock purchased hereunder shall be made only by authorized payroll deductions from a Participant’s Compensation pursuant to this Section.

In his Stock Purchase Agreement, a Participant shall authorize a deduction from each payment of Compensation during a Purchase Period of an amount equal to any full percentage of such payment; provided, however, that the minimum deduction shall be 1% and the maximum deduction shall be 10% of any payment of Compensation.

A Participant on an unpaid leave of absence will remain a Participant in the Plan but no amounts will be credited to the Participant’s Stock Purchase Account during the time the Participant receives no Compensation.

7. Payroll Deductions

Amounts deducted from a Participant’s Compensation pursuant to Section 6 hereof shall be recorded by the Company and applied to the purchase of NCR Common Stock hereunder. No interest shall accrue or be payable to any Participant with respect to any deducted amounts.

8. Purchase Price

The Purchase Price per share of the shares of NCR Common Stock sold to Participants hereunder for any Offering shall be 85% of the lower of: (i) the closing price of NCR Common Stock reported on the New York Stock Exchange on the Offering Date, or (ii) the closing price of NCR Common Stock reported on the New York Stock Exchange on the Exercise Date. Should no sale of NCR Common Stock occur on any Offering Date or Exercise Date, then the applicable closing price for purposes of this Section shall be the closing price reported on the first day prior to such Offering Date or Exercise Date (as applicable) on which such sales were reported on the New York Stock Exchange. Anything herein to the contrary notwithstanding, the Purchase Price per share shall not be less than the par value of a share of NCR Common Stock.

9. Purchase of Shares; Limitation on Right to Purchase

As of each Exercise Date, each Participant shall be offered the right to purchase, and shall be deemed, without any further action, to have purchased, at the Purchase Price in United States dollars, the number of full shares of NCR Common Stock which can be purchased with the amount credited to such Participant’s Stock Purchase Account. All such shares shall be maintained in Investment Accounts for the Participants. All dividends paid with respect to such shares shall be credited to the Participants’ Investment Accounts, and will be automatically reinvested in shares of NCR Common Stock, unless the Participant elects not to have such dividends reinvested. Any remaining balance in a Participant’s Stock Purchase Account not used to purchase full shares of NCR Common Stock shall be applied to purchase shares of NCR Common Stock on the next Exercise Date or, in the event that there is no next Exercise Date, shall be refunded to the Participant.

At the time a Participant’s payroll deduction amounts are used to purchase the NCR Common Stock, he or she will have all of the rights and privileges of a stockholder of NCR with respect to the shares purchased under the Plan.

Anything herein to the contrary notwithstanding: (i) a Participant may not purchase more than 50,000 shares of NCR Common Stock in any Offering hereunder, and (ii) if at any time when any person is entitled to complete the purchase of any shares pursuant to the Plan, taking into account such person’s rights, if any, to purchase stock under all other employee stock purchase plans of the Company, its parent and of any Subsidiaries, the result would be that during the then current calendar year such person would have first become entitled to purchase under the Plan and all such other plans a number of shares of stock which would exceed the maximum number of shares permitted by the provisions of Section 423(b)(8) of the Code, then the number of shares which such person shall be entitled to purchase pursuant to the Plan shall be reduced by the number which is one more than the number of shares which represents the excess, and any remaining balance of the Participant’s payroll deductions shall be refunded.

10. Expiration of Offering

As of each Exercise Date the amount of payroll deductions for each Participant in the applicable Offering shall be applied to purchase shares of NCR Common Stock at the Purchase Price.

11. Issuance of Shares

The shares of NCR Common Stock purchased by a Participant on an Exercise Date shall, for all purposes, be deemed to have been issued and sold at the close of business on such Exercise Date. Prior to that time, none of the rights or privileges of a stockholder shall exist with respect to such shares.

As soon as practicable after such Exercise Date, the Company shall cause a book entry to be registered in the street name of the Recordkeeper on behalf of the Participants, for the number of shares of NCR Common Stock purchased by the Participants on such Exercise Date, as designated in the Participant’s Stock Purchase Agreement. Such designation may be changed at any time by filing notice thereof. The Plan Administrator shall have sole discretion to adopt rules governing the registration of shares purchased hereunder, and may restrict the types of designations permitted under a Participant’s Stock Purchase Agreement.

The Board of Directors, the Compensation Committee or the Plan Administrator, or any person to whom any of the foregoing has delegated authority to take such action, may impose such limitations on sales of shares of NCR Common Stock purchased pursuant to the Plan as determined appropriate in its sole discretion.

12. Investment Accounts Maintained by Recordkeeper

The Recordkeeper shall maintain an Investment Account for each Participant with a record of the shares purchased by the Participant. The Participant may at any time direct the Recordkeeper to (i) sell some or all of the shares credited to his Investment Account and deliver the cash in U.S. currency to the Participant, subject to any applicable delivery or transfer charge or (ii) provide the Participant a notice of issuance of uncertificated shares reflecting some or all of the whole shares credited to his Investment Account. Shares credited to a Participant’s Investment Account shall not be transferred out of such Account during the two year period following the Exercise Date unless: (a) sold pursuant to Section 12(i), (b) transferred due to death pursuant to Section 15, or (c) otherwise permitted in the sole discretion of the Plan Administrator.

13. Withdrawal

A Participant may withdraw from the Plan at any time by filing notice of withdrawal. Upon a Participant’s withdrawal, the amount credited to his Stock Purchase Account shall be refunded to the Participant as soon as administratively practicable thereafter. Any Participant who withdraws from the Plan may again become a Participant hereunder in accordance with Section 5 hereof.

14. Termination of Continuous Service

If a Participant’s Continuous Service terminates for any reason during a Purchase Period, the amount credited to his Stock Purchase Account as of the termination date shall be refunded to the Participant as soon as administratively practicable thereafter.

If a Participant transfers to part-time status during a Purchase Period, his or her payroll deductions for the Plan shall terminate as of the date the Participant no longer qualifies as an Employee, and the amount credited to his Stock Purchase Account as of such date shall be refunded to such Participant as soon as administratively practicable thereafter. The Recordkeeper shall continue to maintain the Participant’s Investment Account.

15. Death

If a Participant dies during a Purchase Period, the amount credited to his Stock Purchase Account as of the date of death shall be refunded to his or her estate as soon as administratively practicable thereafter.

The Recordkeeper shall transfer the Participant’s Investment Account to the executor or administrator of the Participant’s estate. If no executor or administrator is appointed (to the knowledge of the Plan Administrator), the Plan Administrator in its sole discretion may direct the Recordkeeper to transfer the Investment Account to the Participant’s spouse or to any one or more dependents of the Participant.

16. Procedure if Insufficient Shares Available

In the event that on any Exercise Date the aggregate funds available for the purchase of shares of NCR Common Stock pursuant to Section 9 hereof would purchase a number of shares in excess of the number of shares then available for purchase under the Plan, the Plan Administrator shall proportionately reduce the number of shares which would otherwise be purchased by each Participant on such Exercise Date in order to eliminate such excess, the Plan shall automatically terminate immediately after such Exercise Date and any remaining balance credited to the Stock Purchase Account of each Participant shall be refunded to each such Participant.

17. Rights not Transferable

Rights to purchase shares under the Plan are exercisable only during the Participant’s lifetime and are not transferable other than by will or the laws of descent and distribution. If a Participant attempts to transfer rights to purchase shares under the Plan other than by will, he or she shall be deemed to have requested withdrawal from the Plan and the provisions of Section 13 hereof shall apply with respect to such Participant.

18. Administration of the Plan

Subject to the general control of, and superseding action by, the Board of Directors or the Compensation Committee, the Plan Administrator shall have full power to administer the Plan. He or she shall adopt rules not inconsistent with the provisions of the Plan for its administration. He or she shall adopt the form of Stock Purchase Agreement, all notices required hereunder, and any on the registration of certificates for shares purchased hereunder. His or her interpretation and construction of the Plan and rules shall, subject as aforesaid, be final and conclusive.

19. Amendment of the Plan

The Board of Directors or the Compensation Committee, or any person to whom either of the foregoing has delegated authority to take such action, may at any time, or from time to time, alter or amend the Plan in any respect, except that, without approval of the stockholders of NCR, no amendment may increase the number of shares reserved for purchase under the Plan other than as provided in Section 20 hereof.

20. Recapitalization; Effect of Certain Transactions

The aggregate number of shares of NCR Common Stock reserved for purchase under the Plan as provided in Section 3 hereof, the maximum number of shares which a Participant may purchase in any Offering as provided in Section 9 hereof, and the calculation of the Purchase Price per share as provided in Section 8 hereof shall be appropriately adjusted to reflect a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend, extraordinary cash dividend or other increase or decrease in the number of issued shares of NCR Common Stock, effected without receipt of consideration by the Company. If NCR shall merge or consolidate, whether or not NCR is the surviving or resulting corporation in such merger or consolidation, any Offering hereunder shall pertain to and apply to shares of stock of NCR or any shares issued in connection with such merger or consolidation in exchange for shares of stock of NCR, unless prior to such merger or consolidation, the Board of Directors shall, in its discretion, terminate the Plan and/or any Offering hereunder. Notwithstanding the foregoing, a dissolution or liquidation of NCR shall cause the Plan and any Offering hereunder to terminate and the entire amount credited to the Stock Purchase Account of each Participant thereunder shall be paid to each such Participant.

21. Expiration and Termination of the Plan

The Plan shall continue in effect until terminated pursuant to Section 16 or 20 hereof, or pursuant to the next succeeding sentence. The Board of Directors shall have the right to terminate the Plan or any Offering hereunder at any time. In the event of the termination of the Plan or any Offering pursuant to the immediately preceding sentence, the entire amount credited to the Stock Purchase Account of each Participant hereunder shall be refunded to each such Participant.

22. Treatment of Fractional Shares

For any amounts of payroll deductions that are insufficient to purchase a whole share, the Recordkeeper may determine whether its standard practice will be to credit the Participant Investment Accounts with fractional shares or with the insufficient cash amount that will be carried over and applied to the next Purchase Period. If the Investment Accounts are credited with fractional shares, such fractional shares shall be cashed out when a Participant closes his or her Investment Account.

23. Notice

Any notice which a Participant files pursuant to the Plan shall be in such form as may be required by the Plan Administrator and shall be delivered by hand or mailed, postage prepaid, to such Participant’s Payroll Department.

24. Repurchase of Stock

The Company shall not be required to repurchase from any Participant shares of NCR Common Stock which such Participant acquires under the Plan.

25. Use of Funds

All payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

26. Alternate Contribution Methods

Anything herein to the contrary notwithstanding, in the event authorized payroll deductions from a Participant’s Compensation are not permitted by reason of the provisions of local law applicable to the Company or a Designated Subsidiary, or are not practicable as determined in the sole discretion of the Plan Administrator, the appropriate alternative method pursuant to which affected Participants may make payment for shares of NCR Common Stock purchased hereunder which would otherwise have been made pursuant to Section 6 hereof shall be designated by the Plan Administrator. Payments made hereunder shall be deemed to have been made pursuant to Section 6 hereof.

27. Fees

The Recordkeeper may charge Participants reasonable transaction fees, as agreed by the Company.

28. Tax Consequences

Any tax consequences arising from the grant or exercise of any right granted hereunder, from the payment for NCR Stock covered hereby, or from any other event or act (of the Company, and/or its Affiliates or the Plan Administrator or the Participant) hereunder, shall be borne solely by the Participant. The Company and/or any Affiliate or the Plan Administrator shall be entitled to withhold taxes according to the requirements under applicable laws, rules, and regulations, including withholding taxes at source, and the application of any such requirements shall be determined in the sole discretion of the Company or any Affiliate or the Plan Administrator. Furthermore, as a condition to participation in the Plan, the Participant shall agree to indemnify the Company, its Affiliates and the Plan Administrator and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment or distribution made to or on behalf of the Participant. The Company, and/or any Affiliate or the Plan Administrator may make such provisions and take such steps as may be deemed necessary or appropriate for the withholding of all taxes required by law to be withheld as determined in the sole discretion of the Company, any Affiliate or the Plan Administrator with respect to rights granted under the Plan and the exercise of such rights or the sale of NCR Common Stock, including, but not limited, to: (a) deducting the amount so required to be withheld from any other amount then or thereafter payable to or on behalf of a Participant, and/or (b) requiring a Participant or person or entity acting on behalf of the Participant to pay to the Company or any Affiliate the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any NCR Common Stock, and/or (c) by causing the exercise of a right hereunder and/or the sale of any NCR Common Stock held by or on behalf of a Participant to cover such liability, up to the amount required to satisfy minimum statutory withholding requirements as determined applicable in the sole discretion of the Company, any Affiliate or the Plan Administrator. In addition, the Participant or person or entity acting on behalf of the Participant will be required to pay any amount which exceeds the tax to be withheld and remitted to the tax authorities, pursuant to applicable tax laws, regulations and rules, as determined in the sole discretion of the Company, any Affiliate or the Plan Administrator.

APPENDIX A

GLOBAL SUB-PLAN

of the

NCR EMPLOYEE STOCK PURCHASE PLAN

Effective January 1, 2017

1. Purpose / Terms

This Appendix A constitutes a sub-plan (“Sub-Plan”) of the NCR Employee Stock Purchase Plan (the “Plan”) and is a component of the Plan (which has been approved by the stockholders of NCR Corporation). However, any rights of Covered Participants to purchase shares of NCR Common Stock under the Plan are subject to the terms of this Sub-Plan to the extent they conflict with the terms of the Plan. Each offering to Participants under this Sub-Plan shall be a “separate offering” for purposes of Code Section 423 and will be construed accordingly for purposes of Code Section 423. Offerings under this Sub-Plan are not part of the Plan’s offerings to United States employees in any circumstance. Capitalized terms not specifically defined in this Sub-Plan have the meanings specified in the Plan.

2. Covered Participants

For purposes of this Sub-Plan, a “Covered Participant” is a Participant employed in a jurisdiction other than the United States, which jurisdiction has been designated by the Plan Administrator in its discretion as subject to this Sub-Plan.

3. Special Rules for Covered Participants

A Covered Participant’s right to purchase shares of NCR Common Stock pursuant to the Plan shall be subject to such additional terms, conditions and limitations as determined by the Plan Administrator in its discretion, provided that in no event shall any Covered Participant be entitled to purchase such shares at a lower Purchase Price or in a higher amount than specified in the Plan. For example, the Plan Administrator may decide that Covered Participants in one or more jurisdictions may be subject to a lower limit than other Participants on the number of shares of NCR Common Stock that they may purchase under the Plan and/or may be subject to different procedures for paying the Purchase Price for such shares. Without limitation, the Plan Administrator may provide that an aggregate limit on the number or value of shares of NCR Common Stock that may be purchased by Covered Participants in specified jurisdictions may be reduced (on such basis as may be determined by the Plan Administrator) for an annual or other period to the extent determined appropriate in the sole discretion of the Plan Administrator and permitted by applicable law. Covered Participants need not be treated in the same manner, except to the extent required by applicable law. Except as specifically modified by the Plan Administrator pursuant to this Sub-Plan, all rights and privileges of Covered Participants under the Plan shall be the same as those of other Participants in the Plan.

4. Amendments

This Sub-Plan is subject to the same amendment provisions set forth in Section 19 of the Plan.